Exhibit 99.2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2017 AND DECEMBER 31, 2016
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	June 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,481	$93,836
Trade receivables, net of allowance for doubtful accounts of $10,559 and $8,647, as of June 30, 2017 and December 31, 2016, respectively	554,304	503,751
Trade receivables from related parties	5,509	11,509
Due from related companies	12,030	9,548
Derivative asset	2,096	-
Inventories	219,764	187,766
Prepayments and other current assets, net of allowances for doubtful accounts of $2,175 as of June 30, 2017 and December 31, 2016	77,309	95,885
Deferred tax asset	4,094	3,769
Restricted cash	3,131	3,188
Total current assets	960,718	909,252

FIXED ASSETS:
Advances for other fixed assets under construction	6,987	2,985
Vessels, cost	456,738	457,401
Vessels, accumulated depreciation	(114,545)	(107,426)
Vessels' net book value	342,193	349,975
Other fixed assets, net	233,961	238,480
Total fixed assets	583,141	591,440

OTHER NON-CURRENT ASSETS:
Deferred charges, net	16,887	19,748
Intangible assets	7,373	7,708
Goodwill	66,175	66,031
Derivative asset	4,646	6,041
Other non-current assets	1,204	713
Total non-current assets	96,285	100,241

Total assets	1,640,144	1,600,933

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	313,560	261,359
Short-term borrowings from related companies	-	20,000
Current portion of long-term debt	39,102	33,495
Trade payables to third parties	126,059	131,576
Other payables to related companies	1,567	1,344
Derivative liability	83	12,503
Accrued and other current liabilities	37,747	37,435
Total current liabilities	518,118	497,712

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	507,460	502,777
Deferred tax liability	10,346	6,626
Derivative liability	393	987
Other non-current liabilities	3,237	3,240
Total non-current liabilities	521,436	513,630

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at June 30, 2017 and December 31, 2016; 42,605,561 and 41,375,461 shares issued and 40,633,922 and 39,403,822 shares outstanding at June 30, 2017 and December 31, 2016, respectively	426	414
Treasury stock $0.01 par value; 1,971,639 shares, repurchased at June 30, 2017 and December 31, 2016	(29,327)	(29,327)
Additional paid-in capital	427,719	418,215
Retained earnings	201,706	200,231
Total AMPNI stockholders' equity	600,524	589,533
Non-controlling interest	66	58
		58
Total equity	600,590	589,591
Total liabilities and equity	$1,640,144	$1,600,933

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Six Months Ended June 30,
	2017	2016
Revenues
Revenues – third parties	$2,955,266	$1,730,853
Revenues – related companies	9,651	9,635
Total Revenues	2,964,917	1,740,488

Cost of Revenues
Cost of revenues– third parties	2,760,586	1,538,121
Cost of revenues – related companies	41,752	28,120
Total Cost of Revenues	2,802,338	1,566,241

Gross Profit	162,579	174,247

OPERATING EXPENSES:
Selling and distribution	107,943	100,715
General and administrative	24,269	23,319
Amortization of intangible assets	335	597
(Gain) / Loss on sale of vessels	(67)	2,437
Total operating expenses	132,480	127,068

Operating income	30,099	47,179

OTHER INCOME / (EXPENSE):
Interest and finance costs	(26,963)	(21,937)
Interest income	174	99
Foreign exchange gains / (losses), net	597	(1,683)
Total other expense, net	(26,192)	(23,521)

Income before income taxes	3,907	23,658

Income tax (expense) / benefit	(822)	1,645

Net income	3,085	25,303
Net income attributable to non-controlling interest	8	8
Net income attributable to AMPNI shareholders	$3,077	$25,295

Basic earnings per common share	$0.08	$0.51
Diluted earnings per common share	$0.08	$0.51

Weighted average number of shares, basic	37,977,648	47,831,606
Weighted average number of shares, diluted	37,977,648	47,831,606

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities:
Net income	$3,085	$25,303
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	11,797	12,792
Provision of doubtful accounts	1,927	1,421
Share-based compensation	5,617	4,588
Amortization	9,890	9,151
Net deferred tax benefit	3,395	(1,959)
Unrealized (gain) / loss on derivatives	(13,715)	34,194
(Gain) / Loss on sale of vessels	(67)	2,437
Unrealized foreign exchange loss	369	89
Decrease / (Increase) in:
Trade receivables	(45,626)	(84,712)
Due from related companies	(2,482)	(2,427)
Inventories	(31,998)	(53,639)
Prepayments and other current assets	20,939	(17,305)
Increase/ (Decrease) in:
Trade payables	(9,555)	36,155
Other payables to related companies	231	(31)
Accrued and other current liabilities	(150)	(13,670)
(Increase) / Decrease in other non-current assets	(491)	292
(Decrease) / Increase in other non-current liabilities	(3)	462
Payments for dry-docking	(1,511)	(2,638)
Net cash used in operating activities	(48,348)	(49,497)

Cash flows from investing activities:
Vessel acquisitions	-	(8,667)
Advances for other fixed assets under construction	(4,002)	-
Acquisition of subsidiary, net of cash acquired	1,080	-
Net proceeds from sale of vessels	248	7,942
Purchase of other fixed assets	(115)	(150)
Decrease / (increase) in restricted cash	57	(2)
Net cash used in investing activities	(2,732)	(877)

Cash flows from financing activities:
Proceeds from long-term debt	22,500	13,000
Repayment of long-term debt	(12,766)	(17,987)
Net change in short-term borrowings	52,201	50,461
Net change in short-term borrowings from related companies	(20,000)
Increase in restricted cash	-	(4,621)
Financing costs paid	(731)	(360)
Dividends paid	(1,602)	(2,002)
Net cash provided by financing activities	39,602	38,491

Effect of exchange rate changes on cash and cash equivalents	123	320

Net decrease in cash and cash equivalents	(11,355)	(11,563)
Cash and cash equivalents at beginning of period	93,836	139,314
Cash and cash equivalents at end of period	82,481	$127,751